UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BLAST ENERGY SERVICES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

093440105
(CUSIP Number)

Clyde Berg
10050 Bandley Drive, Cupertino, CA 95014
Telephone: (408) 725-0700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only). Clyde Berg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,455,000 shares of common stock
	8	SHARED VOTING POWER 8,733,436
	9	SOLE DISPOSITIVE POWER 2,455,000 shares of common stock
	10	SHARED DISPOSITIVE POWER 8,733,436
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,688,436 shares of common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.2%
14	TYPE OF REPORTING PERSON IN

* Includes shares of common stock issuable upon conversion of the shares of Preferred Stock and convertible Promissory Note described below.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock of Blast Energy Services, Inc. (the “Company”).  The principal executive offices of the Company are located at 14550 Torrey Chase Blvd., Suite 330, Houston, Texas 77014.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c)  This Statement on Schedule 13D is being filed by Clyde Berg, an individual.  Mr. Berg is a member of  Berg McAfee Companies, LLC which is a holding company and which has a principal place of business of 10050 Bandley Drive, Cupertino CA 95014.

(d)-(e)  During the last five years, Mr. Berg: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Berg is a citizen of the United States.

ITEM 3. SOURCE OF AMOUNT OF FUNDS OR OTHER COMPENSATION

In January 2001, Berg McAfee Companies, LLC (”BMC”, which is beneficially owned by Clyde Berg and Eric A. McAfee) acquired an aggregate of 6,176,167 restricted shares of the Company in a private transaction from another shareholder of the Company in consideration for $250,000 which was evidenced by a promissory note which has since been paid in full.

In August 2003, BMC was issued an aggregate of 1,457,504 shares of the Company’s restricted common stock in connection with the consummation of an Agreement and Plan of Merger (the “Merger”) between the Company and Verdisys, Inc. (“Verdisys”).

In August 2003, Mr. Berg was issued 375,000 shares of restricted common stock of the Company in connection with the consummation of the Company’s Merger with Verdisys.

In July 2004, the Company entered into a Convertible Promissory Note with BMC in the principal amount of $100,000, which had an interest rate of 8% per annum, and was due and payable on December 31, 2005, later extended until May 31, 2006 and then converted into 100,000 shares of restricted common stock which were issued on June 15, 2006.  From July 2005 to June 2006, an aggregate of 89,765 restricted shares of common stock were issued to BMC in connection with accrued interest on such note.

In December 2004, BMC purchased 400,000 shares of the Company’s restricted common stock at a price of $0.50 per share in a private transaction valued at $200,000 which shares were issued on January 25, 2005.

In December 2005, the Company issued 500,000 shares of the Company’s common stock to BMC in connection with the exercise by BMC of 500,000 warrants to purchase shares of the Company’s common stock at an exercise price of $0.15 per share.

In January 2008, the Company sold the rights to an aggregate of 1,000,000 units, each consisting of four shares of Series A Convertible Preferred Stock and one three year warrant with an exercise price of $0.10 per share (the “Units”), for an aggregate of $2,000,000 or $2.00 per Unit, to Clyde Berg.  The warrants expired unexercised in February 2011.

On February 27, 2008, the Company and BMC, entered into a $1,120,000 Secured Promissory Note, which was due on February 27, 2011, and accrued interest at the rate of 8% per annum until paid.

In March 2008, the Company converted a loan made to the Company by Mr. Berg in the amount of $400,000 into 2,000,000 shares of the Company’s restricted common stock and accrued interest on such loan into 80,000 shares of the Company’s restricted common stock, each at a conversion price of $0.20 per share.

The shares of Series A Preferred Stock of the Company (the “Preferred Stock”) accrue interest at the rate of 8% per annum, in arrears for each month that the Preferred Stock is outstanding.  The Company has the right to repay any or all of the accrued dividends at any time by providing the holders of the Preferred Stock at least five days written notice of their intent to repay such dividends.

Additionally, the Preferred Stock (and any accrued and unpaid dividends on such Preferred Stock) had optional conversion rights, which provided the holders of the Preferred Stock the right, at any time, to convert the Preferred Stock into shares of the Company’s common stock at a conversion price of $0.50 per share (since amended to $0.20 per share, as described below).

The Preferred Stock automatically converts into shares of the Company’s common stock at a conversion price of $0.50 per share, if the Company’s common stock trades for a period of more than twenty consecutive trading days at greater than $3.00 per share and the average trading volume of the Company’s common stock exceeds 50,000 shares per day. The Preferred Stock has the right to vote at any shareholder vote, the number of common shares of voting stock that the Preferred Stock is then convertible into. The Preferred Stock may be redeemed at the option of the Company as described in such Preferred Stock designation.

In October 2008, the Company paid $500,000 to redeem 1,000,000 shares of Preferred Stock held by Mr. Berg.

On January 5, 2011, the Company, BMC and Mr. Berg (and the other holder of the Preferred Stock) agreed to (a) enter into Amendment No. 1 to the February 27, 2008 Promissory Note (the “Amended Note”); and (b) to amend the terms of the Company’s Preferred Stock to provide for a reduction in the conversion price of such Preferred Stock from $0.50 per share to $0.20 per share (the “Amendment”).

The Amended Note revised and amended the terms of the original note to extend the maturity date of such note from February 27, 2011 to February 27, 2013; to increase the amount of notice the Company is required to provide BMC in the event the Company desires to prepay the note from five (5) days to thirty (30) days; to subordinate the security for such note to the Company’s obligations due to and in connection with the drilling and completion of the Guijarral Hills development project and the payoff of the Company’s $300,000 promissory note due to Sun Resources Texas, Inc.; and to provide BMC the right to convert the amount outstanding under the note into shares of the Company’s common stock at the rate of $0.08 per share.

As a result of the Amendment, the principal amount of the Amended Note held by BMC, which Mr. Berg is deemed to beneficially own (along with Mr. McAfee) can be converted into an aggregate of 14,000,000 shares of the Company’s common stock based on a conversion price of $0.08 per share (not including any accrued and unpaid interest) and the 3,000,000 shares of Preferred Stock held by Mr. Berg can be converted into an aggregate of 7,500,000 shares of the Company’s common stock based on a conversion price of $0.20 per share (not including any accrued and unpaid dividends).

ITEM 4. PURPOSE OF TRANSACTION

Mr. Berg acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Berg may purchase additional securities of the Company or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Berg also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Berg does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
Mr. Berg beneficially owns 32,688,436 shares of common stock, representing 35.2% of the Company’s outstanding shares of common stock, which includes 7,500,000 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock beneficially owned by Mr. Berg (as described above) and 14,000,000 shares of common stock issuable upon conversion of the Convertible Promissory Note beneficially owned by Mr. Berg.

(b)	Mr. Berg holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of 2,455,000 shares of common stock which he holds.

(c)	None.

(d)
Eric A. McAfee has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 8,733,436 shares of common stock beneficially owned by Berg McAfee Companies LLC, which Mr. McAfee and Mr. Berg are deemed to beneficially own.

(e)	N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2011	By:	/s/ Clyde Berg
Clyde Berg